Exhibit 99.3

March 2025 Fourth Quarter & Year Ended December 31, 2024 Investors Call

FORWARD - LOOKING STATEMENT This presentation is not intended to provide investment or medical advice . It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials . This presentation contains forward - looking statements, which express the current beliefs and expectations of Kamada’s management . Such statements include 2025 financial guidance ; growth strategy and plans for double digit growth ; progression of inhaled AAT clinical study, its benefits and advantages, potential market size, potential FDA's feedback, our plan to reduce the study sample to approximately 180 patients, and to conduct an interim futility analysis by the end of 2025 ; KedRab sales, growth prospects of Cytogam and growth prospects related to the Israeli distribution business segment and the U . S . plasma segment ; success in identifying and integrating M&A targets for growth and the payment of this cash dividend . These statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the projected results, performances or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, progress and results of any clinical trials, introduction of competing products, continued market acceptance of Kamada’s commercial products portfolio, impact of geo - political environment in the middle east, impact of any changes in regulation and legislation that could affect the pharmaceutical industry, difficulty in predicting, obtaining or maintaining U . S . Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, restrains related to third parties’ IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading “Risk Factors” of Kamada’s 2024 Annual Report on Form 20 - F (filed on March 5 , 2025 ), as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . This presentation includes certain non - IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS . The non - IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies . In accordance with the requirement of the SEC regulations a reconciliation of these non - IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation . Management uses these non - IFRS financial measures for financial and operational decision - making and as a means to evaluate period - to - period comparisons . Management believes that these non - IFRS financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity . Forward - looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward - looking statement to reflect the impact of circumstances or events that arise after the date the forward - looking statement was made, except as required by applicable law . 2

KEDRAB® CYTOGAM® HEPGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - A GLOBAL BIOPHARMACEUTICAL COMPANY 6 FDA - Approved Products 15 % CAGR (from 2021) $ 178 - 182M 2025 Revenues Guidance $ 38 - 42M 2025 Adj. EBIDTA Guidance 4 Pillars of Growth A LEADER IN SPECIALTY PLASMA THERAPIES, WITH A PORTFOLIO OF MARKETED PRODUCTS INDICATED FOR RARE AND SERIOUS CONDITIONS $ 78.4 M Cash @ Dec 31 , 2024 3 Organic Growth M&A Transactions Inhaled AAT Pivotal Study Plasma Collection Centers

DELIVERING ON OUR COMMITMENTS 4

GROSS MARGIN REVENUE 4bp 2023 39% 2024 43% 13% 2023 $142.5 2024 $ 161.0 Adj. EBITDA EPS 42% 2023 $24.1 2024 $ 34.1 X1.7 2023 $0.15 2024 $0.25 2024 CONTINUING THE GROWTH DOUBLE DIGIT REVENUE AND PROFITABLE INCREASE 5 For reconciliation of Adjusted EBITDA please refer to slide 17 Declares special cash dividend of $0.20 per share (totaling approximately $11.5M) Payable on April 7, 2025

6 18 24 34 38 - 42 2021 2022 2023 2024 2025 104 129 142 161 178 - 182 2021 2022 2023 2024 2025 ADJUSTED EBITDA US$M 61% CAGR 2025 represents annual guidance 2025 represents annual guidance ANNUAL DOUBLE - DIGIT GROWTH TRAJECTORY REVENUES US$M 15% CAGR 6 Cash Provided by Operating Activities of $47.6 Million During 2024 Resulted in a Year - End Strong Cash Position of $78.4 Million

KAMADA ’ S ROADMAP FOR CONTINUED ANNUAL DOUBLE - DIGIT GROWTH 7 Organic Growth Portfolio of 6 FDA - approved products; Over 30 territories ; and Distribution portfolio in Israel M&A Transactions Support growth through M&A transactions Plasma Collection Centers Each new center expected to contribute annual revenues of $ 8 M - $ 10 M at peak capacity Inhaled AAT Phase III pivotal clinical study, targeting a market of over $2B

8 6 FDA - APPROVED SPECIALTY PLASMA PRODUCTS KEDRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection CYTOGAM® [Cytomegalovirus Immune Globulin (Human)] Prophylaxis of CMV disease associated with transplants HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplants VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patients WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of ITP & suppression of Rh isoimmunization (HDN) KEY FOCUS ON TRANSPLANTS & RARE CONDITIONS For Important Safety Information, visit www.Kamada.com GLASSIA® [Alpha 1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD)

$ 150 M Total U.S HRIG market size, KEDRAB presents double - digit growth YoY Only anti - Rabies IgG product with FDA approved label confirming safety and effectiveness in children KEDRAB /KAMRAB $ 50 M 2024 U.S. Revenues; $ 135 M Minimum sales in the U.S. expected in 2025 - 2027 Only 2 FDA approved products Leading HRIG in Canada, Australia, Israel, Latin America and additional territories A GLOBAL LEADER IN ANTI - RABIES IMMUNE GLOBULIN (HRIG) For Important Safety Information, visit https://kedrab.com/ 9

CYTOGAM is the only plasma - derived IgG approved in the U.S. and Canada for prophylaxis of CMV disease after Solid Organ Transplantation. CMV is the leading cause for organ rejection post - transplant CYTOGAM ĎČĎď - 2024 Product re - launch, working with U.S. KOLs to generate new clinical and medical data 23 Ʊ Increase in US Organ Transplants for the past five years Ŀ $ 23 M 2024 Revenues; Up 31 % over 2023 CMV IMMUNE GLOBULIN Growth Continued growth expected in the U.S. and Canada markets 10 For Important Safety Information, visit https://cytogam.com/ ; *Source: https://optn.transplant.hrsa.gov/

DISTRIBUTION SEGMENT GROWTH More than 25 products exclusively licensed from leading international pharmaceutical companies, marketed in the Israeli market EXCLUSIVE DISTRIBUTOR IN ISRAEL FOR LEADING BIOPHARMACEUTICAL COMPANIES Key areas : plasma - derived, respiratory, rare diseases, infectious diseases, biosimilar portfolio of several product candidates, mainly from Alvotech First biosimilar launched in Q 1 - 2024 and two additional expected to be launched in Israel during 2025 Additional biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1 - 3 products per year Biosimilar portfolio expected to generate annual sales of $ 15 - 20 M within the next five years 11

12 M&A TRANSACTIONS AIMING TO SECURE NEW BUSINESS DEVELOPMENT AND M&A TRANSACTIONS DURING 2025 ; LEVERAGING OVERALL FINANCIAL STRENGTH AND COMMERCIAL INFRASTRUCTURE Exploring strategic business development opportunities to identify potential acquisition or in - licensing to accelerate long - term growth Focusing on products synergistic to our existing commercial and/or production activities Strong financial position, commercial infrastructure and proven successful M&A capabilities

13 KAMADA PLASMA EXPANDING VERTICAL INTEGRATION & REVENUE GROWTH Collecting hyper - immune plasma for our specialty IgG products and normal source plasma (NSP) to support revenue growth Recently opened a new plasma collection center in Houston, Texas ; planning to open another center in San Antonio, Texas (by the end of Q 1 - 25 ) At full collection capacity, each of the Houston and San Antonio centers is expected to generate annual revenues of $8M to $10M from sales of NSP

$ 2 Billion A substantial market opportunity (2028) č Based on expected changes to the statistical analysis plan, intend to reduce the study sample size to approximately 180 patients , and conduct an interim futility analysis by the end of 2025 FDA recently reconfirmed overall study design, endorsed positive safety data to date, and confirmed its agreement with our proposed P - value of 0.1 in evaluating the trial’s efficacy primary endpoint INHALED AAT PHASE 3 PIVOTAL STUDY InnovAATe - a global, double - blind, randomized, placebo - controlled pivotal Phase 3 clinical trial testing the safety and efficacy of inhaled AAT in patients with AATD. Study design meets FDA and EMA ’ s requirements 1. Source: CantorFizgerald, JAN 11 2024 14

INHALED AAT PHASE 3 PIVOTAL STUDY

POTENTIAL TRANSFORMATIVE TREATMENT IN AATD-RELATED LUNG DISEASE



STUDY DESIGN

1:1 randomization; 9 active sites; ~ 50%[1] of patients enrolled to date; Open Label Extension (OLE) initiated Mid 2024

Inhaled AAT 80mg once daily or placebo, during two years of treatment

Primary Endpoint: Lung function - FEV1
Secondary Endpoints: Lung density - CT densitometry and other disease severity parameters

EXPECTED ADVANTAGES

Non-Invasive, at-home treatment. Expected better ease of use and **quality of life** for AATD patients than current IV SOC

Studied in more than 200 individuals to date, with an **established safety profile**

Most effective mode of treatment for delivering therapeutic quantities of AAT directly into the airways

Only 1/8th of the IV AAT dosing, more **cost-effective;** favorable market access landscape

1. Based on reduced sample size of 180 patients, see previous slide

15 kamada

16 DETAILS Q4/23 Q4/24 FY 2023 FY 2024 US $ M Driven by two key growth drivers, KEDRAB® & CYTOGAM® 29.0 31.4 115.4 141.5 PROPRIETARY 7.4 7.6 27.1 19.5 DISTRIBUTION 13% YoY increase; over mid - point annual guidance 36.4 39.0 142.5 161.0 TOTAL REVENUES 14.4 17.0 55.5 70.0 GROSS PROFIT 4 basis point increase YoY 40% 44% 39% 43% GROSS MARGIN (11.6) (12.0) (45.4) (49.9) OPEX 5.1 3.8 8.3 14.5 NET PROFIT 42% YoY increase; over mid - point annual guidance 6.4 8.8 24.1 34.1 Adjusted EBITDA Generated $47.6M of operating cash flow during 2024 55.6 78.4 CASH Including acquisition related intangible assets ($129M @ December 24) 354.9 372.3 TOTAL ASSETS Increase associated with new plasma collection centers in the U.S. 8.8 11.1 LEASE LIABILITIES Acquisition related contingent consideration 68.2 63.6 CONTINGENT LIABILITIES 244.0 259.5 EQUITY Available cash net of contingent and lease liabilities (21.4) 3.7 NET CASH (DEBT) Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses STRONG 2024 FINANCIAL RESULTS NL0

17 NON - IFRS MEASURES – ADJUSTED EBITDA Q4/23 Q4/24 FY 2023 FY 2024 US $ M 5.1 3.8 8.3 14.5 NET PROFIT (0.0) (1.3) 0.1 (1.1) TAXES ON INCOME (2.4) 2.8 1.0 8.1 REVALUATION OF ACQUISITION RELATED CONTINGENT CONSIDERATION 0.1 (0.1) 0.7 (1.4) OTHER FINANCIAL EXPENSE, NET 1.8 1.8 7.1 7.1 AMORTIZATION OF ACQUISITION RELATED INTANGIBLE ASSETS 1.5 1.7 5.7 6.2 OTHER DEPRECIATION AND AMORTIZATION EXPENSES 0.4 0.2 1.3 0.9 NON - CASH SHARE - BASED COMPENSATION EXPENSES 6.4 8.8 24.1 34.1 ADJUSTED EBITDA Adjusted EBITDA is defined as net income, plus ( i ) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses

KEDRAB® CYTOGAM® HEPGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - A GLOBAL BIOPHARMACEUTICAL COMPANY 6 FDA - Approved Products 15 % CAGR (from 2021) $ 178 - 182M 2025 Revenues Guidance $ 38 - 42M 2025 Adj. EBIDTA Guidance 4 Pillars of Growth DELIVERING ON OUR COMMITMENTS 18 Organic Growth M&A Transactions Inhaled AAT Pivotal Study Plasma Collection Centers $ 78.4 M Cash @ Dec 31, 2024

THANK YOU www.kamada.com